PROSPECTUS SUPPLEMENT
(To prospectus dated November 10, 2004)

                                  $175,000,000

                         INDIANA MICHIGAN POWER COMPANY

                     5.05% Senior Notes, Series F, due 2014

      Interest on the Series F Notes (the "Senior Notes") is payable semi-annually on May 15 and November 15 of each year, beginning May 15, 2005. The Senior Notes will mature on November 15, 2014. We may redeem the Senior Notes at our option at any time either as a whole or in part at a redemption price equal to 100% of the principal amount of the Senior Notes being redeemed plus a make-whole premium, together with accrued and unpaid interest to the redemption date. The Senior Notes do not have the benefit of any sinking fund.

      The Senior Notes are unsecured and rank equally with all of our other unsecured and unsubordinated indebtedness from time to time outstanding and will be effectively subordinated to all of our secured debt from time to time outstanding, if any. We will issue the Senior Notes only in registered form in multiples of $1,000.


                                                 Per Note         Total
Public offering price(1) . . . . . . . . . .      99.636%     $174,363,000
Underwriting discount  . . . . . . . . . . .       0.650%     $  1,137,500
Proceeds, before expenses,
  to Indiana Michigan Power Company  . . . .      98.986%     $173,225,500
(1)Plus accrued interest, if any, from November 16, 2004.


INVESTING IN THESE NOTES INVOLVES RISKS. SEE THE SECTION ENTITLED "RISK FACTORS" BEGINNING ON PAGE 2 OF THE ACCOMPANYING PROSPECTUS FOR MORE INFORMATION.

      Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Senior Notes or determined that this prospectus supplement or the accompanying prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

      The Senior Notes will be ready for delivery in book-entry form only through The Depository Trust Company on or about November 16, 2004.

                          Joint Book-Running Managers

ABN AMRO INCORPORATED                                 BARCLAYS CAPITAL
                                   -----------

                                   Co-Managers

BNP PARIBAS                                           RBS Greenwich Capital

          The date of this prospectus supplement is November 10, 2004.


                                TABLE OF CONTENTS

                              Prospectus Supplement

                                                                Page

USE OF PROCEEDS...............................................  S-3
SUPPLEMENTAL DESCRIPTION OF THE SENIOR NOTES..................  S-3
    Principal Amount, Maturity and Interest...................  S-3
    Optional Redemption.......................................  S-4
    Limitation on Liens.......................................  S-5
    Additional Information....................................  S-6
UNDERWRITING..................................................  S-6

                                   Prospectus

THE COMPANY...................................................  2
PROSPECTUS SUPPLEMENTS........................................  2
RISK FACTORS..................................................  2
WHERE YOU CAN FIND MORE INFORMATION........................... 13
RATIO OF EARNINGS TO FIXED CHARGES............................ 14
USE OF PROCEEDS .............................................. 14
DESCRIPTION OF THE NOTES ..................................... 15
PLAN OF DISTRIBUTION.......................................... 21
LEGAL OPINIONS................................................ 22
EXPERTS....................................................... 22

      You should rely only on the information incorporated by reference or provided in this prospectus supplement or the accompanying prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus supplement is accurate as of any date other than the date on the front of the document.


                                 USE OF PROCEEDS

      We propose to use the net proceeds from the sale of the Senior Notes to redeem or repurchase certain of our outstanding debt (including the repayment of advances from affiliates), to fund our construction program and for other corporate purposes. Proceeds may be temporarily invested in short-term instruments pending their application to the foregoing purposes.

      We estimate that our consolidated construction costs (inclusive of allowance for funds used during construction) for 2004 will be approximately $171,750,000.

                 SUPPLEMENTAL DESCRIPTION OF THE SENIOR NOTES

      The following description of the particular terms of the Senior Notes supplements and in certain instances replaces the description of the general terms and provisions of the Senior Notes under "Description of the Notes" in the accompanying prospectus. We will issue the Senior Notes under an Indenture, dated as of October 1, 1998, between us and The Bank of New York, as Trustee, as supplemented and amended and as to be further supplemented and amended.

Principal Amount, Maturity and Interest

      The Senior Notes will initially be issued in an aggregate principal amount of $175,000,000. We may, without consent of the holders of the Senior Notes, issue additional notes having the same ranking, interest rate, maturity and other terms as the applicable Senior Notes. These notes, together with the applicable Senior Notes, will be a single series of notes under the Indenture.

      The Senior Notes will mature and become due and payable, together with any accrued and unpaid interest, on November 15, 2014 and will bear interest at the rate of 5.05% per year from November 16, 2004 until November 15, 2014. The Senior Notes are not subject to any sinking fund provision.

      Interest on each Senior Note will be payable semi-annually in arrears on each May 15 and November 15 and at redemption, if any, or maturity. The initial interest payment date is May 15, 2005. Each payment of interest shall include interest accrued through the day before such interest payment date. Interest on the Senior Notes will be computed on the basis of a 360-day year consisting of twelve 30-day months.

      We will pay interest on the Senior Notes (other than interest payable at redemption, if any, or maturity) in immediately available funds to the owners of the Senior Notes as of the Regular Record Date (as defined below) for each interest payment date.

      We will pay the principal of the Senior Notes and any premium and interest payable at redemption, if any, or at maturity in immediately available funds at the office of The Bank of New York, 101 Barclay Street in New York, New York.

      If any interest payment date, redemption date or the maturity is not a Business Day (as defined below), we will pay all amounts due on the next succeeding Business Day and no additional interest will be paid.

      "Business Day" means any day that is not a day on which banking institutions in New York City are authorized or required by law or regulation to close.

      The "Regular Record Date" will be the fifteenth day prior to the relevant interest payment date.

Optional Redemption

      We may redeem the Senior Notes at our option at any time, upon no more than 60 and not less than 30 days' notice by mail. We may redeem the Senior Notes either as a whole or in part at a redemption price equal to the greater of
(1) 100% of the principal amount of the Senior Notes being redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the Senior Notes being redeemed (excluding the portion of any such interest accrued to the date of redemption) discounted (for purposes of determining present value) to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below) plus 20 basis points for the Senior Notes, plus accrued interest thereon to the date of redemption.

      "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Senior Notes that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Senior Notes.

      "Comparable Treasury Price" means, with respect to any redemption date,
(1) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third Business Day preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities" or (2) if such release (or any successor release) is not published or does not contain such prices on such third Business Day, the Reference Treasury Dealer Quotation for such redemption date.

      "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by us and reasonably acceptable to the Trustee.

      "Reference Treasury Dealer" means a primary U.S. Government Securities Dealer selected by us and reasonably acceptable to the Trustee.

      "Reference Treasury Dealer Quotation" means, with respect to the Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at or before 5:00 p.m., New York City time, on the third Business Day preceding such redemption date.

      "Treasury Rate" means, with respect to any redemption date, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

Limitations on Liens

      So long as any of our Senior Notes issued pursuant to this prospectus supplement are outstanding, we will not create or suffer to be created or to exist any additional mortgage, pledge, security interest, or other lien (collectively "Liens") on any of our utility properties or tangible assets now owned or hereafter acquired to secure any indebtedness for borrowed money ("Secured Debt"), without providing that such Senior Notes will be similarly secured. This restriction does not apply to our subsidiaries, nor will it prevent any of them from creating or permitting to exist Liens on their property or assets to secure any Secured Debt. Further, this restriction on Secured Debt does not apply to our existing first mortgage bonds that have previously been issued under our mortgage indenture or any indenture supplemental thereto; provided that this restriction will apply to future issuances thereunder (other than issuances of refunding first mortgage bonds). In addition, this restriction does not prevent the creation or existence of:

o Liens on property existing at the time of acquisition or construction of such property (or created within one year after completion of such acquisition or construction), whether by purchase, merger, construction or otherwise, or to secure the payment of all or any part of the purchase price or construction cost thereof, including the extension of any Liens to repairs, renewals, replacements, substitutions, betterments, additions, extensions and improvements then or thereafter made on the property subject thereto;
o     Financing of our accounts receivable for electric service;
o Any extensions, renewals or replacements (or successive extensions, renewals or replacements), in whole or in part, of liens permitted by the foregoing clauses; and
o The pledge of any bonds or other securities at any time issued under any of the Secured Debt permitted by the above clauses.

      In addition to the permitted issuances above, Secured Debt not otherwise so permitted may be issued in an amount that does not exceed 15% of Net Tangible Assets as defined below.

      "Net Tangible Assets" means the total of all assets (including revaluations thereof as a result of commercial appraisals, price level restatement or otherwise) appearing on our balance sheet, net of applicable reserves and deductions, but excluding goodwill, trade names, trademarks, patents, unamortized debt discount and all other like intangible assets (which term shall not be construed to include such revaluations), less the aggregate of our current liabilities appearing on such balance sheet. For purposes of this definition, our balance sheet does not include assets and liabilities of our subsidiaries.

      This restriction also will not apply to or prevent the creation or existence of leases made, or existing on property acquired, in the ordinary course of business.

Additional Information

      For additional important information about the Senior Notes, see "Description of the Notes" in the accompanying Prospectus, including: (i) additional information about the terms of the Senior Notes, (ii) general information about the Indenture and the trustee, and (iii) a description of events of default under the Indenture.

                                  UNDERWRITING

      ABN AMRO Incorporated and Barclays Capital Inc. are acting as representatives of the underwriters named below (the "Representatives"). Subject to the terms and conditions of an underwriting agreement dated the date hereof between us and the underwriters, we have agreed to sell to each of the underwriters named below and each of the underwriters has severally and not jointly agreed to purchase from us the respective principal amount of Senior Notes set forth opposite its name below:

                                                Principal Amount
      Underwriter                                of Senior Notes
      -----------                               ----------------
ABN AMRO Incorporated.....................     $  78,750,000
Barclays Capital Inc. ....................     $  78,750,000
BNP Paribas Securities Corp...............     $   8,750,000
Greenwich Capital Markets, Inc............     $   8,750,000
                                               -------------
                                                $175,000,000
                                                ============

      In the underwriting agreement, the underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the Senior Notes offered if any of the Senior Notes are purchased.

      The expenses associated with the offer and sale of the Senior Notes are expected to be approximately $225,000.

      The underwriters propose to offer the Senior Notes to the public at the initial public offering price set forth on the cover page of this prospectus supplement and to certain dealers at such price less a concession not in excess of 0.40% per Senior Note. The underwriters may allow, and such dealers may reallow, a discount not in excess of 0.25% per Senior Note to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

      Prior to this offering, there has been no public market for the Senior Notes. The Senior Notes will not be listed on any securities exchange. The Representatives have advised us that they intend to make a market in the Senior Notes. The Representatives will have no obligation to make a market in the Senior Notes, however, and may cease market making activities, if commenced, at any time. No assurance can be given as to the liquidity of the trading market for the Senior Notes or that an active public market for the Senior Notes will develop. If an active public trading market for the Senior Notes does not develop, the market price and liquidity of the Senior Notes may be adversely affected.

      We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or contribute to payments that each underwriter may be required to make in respect thereof.

      In connection with the offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Senior Notes. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purposes of preventing or retarding a decline in the market price of the Senior Notes and syndicate short positions involve the sale by the underwriters of a greater number of Senior Notes than they are required to purchase from us in the offering. The underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker dealers in respect of the securities sold in the offering for their account may be reclaimed by the syndicate if such Senior Notes are repurchased by the syndicate in stabilizing or covering transactions. Any of these activities may cause the price of the Senior Notes to be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected in the over-the-counter market or otherwise.

      Some of the underwriters or their affiliates engage in transactions with, and have performed services for, us and our affiliates in the ordinary course of business.

      Certain of the underwriters will make securities available for distribution on the Internet through a proprietary Web site and/or a third-party system operated by MarketAxess Inc., an Internet-based communications technology provider. MarketAxess Inc. is providing the system as a conduit for communications between such underwriters and their customers and is not a party to this offering. MarketAxess Inc., a registered broker-dealer, will receive compensation from such underwriters based on transactions conducted through the system. Such underwriters will make securities available to their customers through Internet distributions, whether made through proprietary or a third party system, on the same terms as distributions made through other channels.



                                   PROSPECTUS

                         Indiana Michigan Power Company
                                1 RIVERSIDE PLAZA
                              COLUMBUS, OHIO 43215
                                 (614) 716-1000

                                  $400,000,000
                                 UNSECURED NOTES
                                  TERMS OF SALE

The following terms may apply to the notes that we may sell at one or more times. A prospectus supplement or pricing supplement will include the final terms for each note. If we decide to list upon issuance any note or notes on a securities exchange, a prospectus supplement or pricing supplement will identify the exchange and state when we expect trading could begin.

      - Mature 9 months to 50 years

      - Fixed or floating interest rate

      - Remarketing features

      - Certificate or book-entry form

      - Subject to redemption

      - Not convertible, amortized or subject to a sinking fund

      - Interest paid on fixed rate notes quarterly or semi-annually

      - Interest paid on floating rate notes monthly, quarterly, semi-annually, or annually

      - Issued in multiples of a minimum denomination

INVESTING IN THESE NOTES INVOLVES RISKS. SEE THE SECTION ENTITLED "RISK FACTORS" BEGINNING ON PAGE 2 FOR MORE INFORMATION.

The notes have not been approved by the Securities and Exchange Commission or any state securities commission, nor have these organizations determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

                The date of this prospectus is November 10, 2004.


                                   THE COMPANY

      We generate, sell, purchase, transmit and distribute electric power. We serve approximately 575,000 retail customers in northern and eastern Indiana and a portion of southwestern Michigan. We also sell and transmit power at wholesale to other electric utilities, municipalities, electric cooperatives and power marketers engaged in the wholesale power market. Our principal executive offices are located at 1 Riverside Plaza, Columbus, Ohio 43215 (telephone number 614-716-1000). We are a subsidiary of American Electric Power Company, Inc., a public utility holding company, and we are a part of the American Electric Power integrated utility system. The executive offices of American Electric Power Company, Inc. are located at 1 Riverside Plaza, Columbus, Ohio 43215 (telephone number 614-716-1000).

                             PROSPECTUS SUPPLEMENTS

      We may provide information to you about the notes in up to three separate documents that progressively provide more detail: (a) this prospectus provides general information some of which may not apply to your notes; (b) the accompanying prospectus supplement provides more specific terms of your notes; and (c) if not included in the accompanying prospectus supplement, a pricing supplement will provide the final terms of your notes. It is important for you to consider the information contained in this prospectus, the prospectus supplement and any pricing supplement in making your investment decision.

                                  RISK FACTORS

      You should carefully consider the following factors and other information contained in this prospectus before deciding to purchase the notes. Any of these risks could materially adversely affect our business, financial condition and results of operations, which could in turn materially adversely affect the price of the notes.

         Risks Related to Our Regulated Business and Evolving Regulation

Our fuel recovery mechanisms have been capped or frozen.

      On August 27, 2003, the Indiana Utility Regulatory Commission ("IURC") ordered that certain parties must negotiate the appropriate action on I&M's fuel cost recovery beginning March 1, 2004, following the February 2004 expiration of a fixed fuel adjustment charge (fixed pursuant to a prior settlement of the Cook Nuclear Plant outage issues). The fixed fuel adjustment charge capped fuel recoveries. In an agreement in connection with AEP's planned corporate separation, I&M agreed, contingent on AEP implementing the corporate separation, to a fixed fuel adjustment charge beginning March 2004 and continuing through December 2007. Although we have not corporately separated, certain parties believe the fixed fuel adjustment charge should continue beyond February 2004. Negotiations with the parties to resolve this issue are ongoing. The IURC ordered the fixed fuel adjustment charge remain in place, on an interim basis, in March and April 2004.

      In April 2004, the IURC issued an order that extended the interim fuel factor for May through September 2004, subject to true-up to actual fuel costs following the resolution of issues in the corporate separation agreement. The IURC also issued an order that reopened the corporate separation docket to investigate issues related to the corporate separation agreement. In July 2004, I&M filed for approval of a fuel factor for the period October 2004 through March 2005. On September 22, 2004, the IURC issued an order extending the interim fuel factor for October 2004 through March 2005, subject to true-up upon resolution of the corporation separation issues. At September 30, 2004, I&M has over-recovered its fuel costs and has recorded a regulatory liability to refund such over-recovery. However, if I&M's position should shift to a net under-recovery, the fixed fuel adjustment factor, capping the fuel revenues, could adversely affect results of operations and cash flows if recovery is denied by the IURC.

      A 1999 Michigan Public Service Commission ("MPSC") order approved a Settlement Agreement regarding the extended outage of the Cook Plant and fixed I&M's Power Supply Cost Recovery ("PSCR") factors for the St. Joseph and Three Rivers rate areas through December 2003. As required, I&M filed its 2004 PSCR Plan with the MPSC on September 30, 2003 seeking new fuel and power supply recovery factors to be effective in 2004. A public hearing was held on March 10, 2004. On June 4, 2004, the Administrative Law Judge recommended that SO2 and NOx net credits be excluded from the fuel recovery mechanism. I&M filed its exceptions in June 2004. A MPSC order is expected during the fourth quarter of 2004. As allowed by Michigan law, the proposed factors were effective on January 1, 2004, subject to review by the MPSC and possible adjustment. When SO2 and NOx are a net cost exclusion from the fuel cost recovery mechanism, it will adversely affect future results of operations and cash flows. On September 30, 2004, I&M filed its 2005 PSCR Plan.

The base rates we charge are currently capped.

      Base rates charged to customers in Indiana and Michigan are currently capped. To the extent our costs exceed the applicable cap, those costs are not recoverable from customers.

FERC rules governing Regional Through and Out Rates could affect our revenue and results of operations.

      In July 2003, FERC issued an order directing PJM and the Midwest Independent System Operator ("ISO") to make compliance filings for their respective OATTs to eliminate the transaction-based charges for through and out ("T&O") transmission service on transactions where the energy is delivered within the proposed Midwest ISO and PJM expanded regions ("Combined Footprint"). The elimination of the T&O rates will reduce the transmission service revenues collected by the RTOs and thereby reduce the revenues received by transmission owners under the RTOs' revenue distribution protocols.

      AEP and several other utilities in the Combined Footprint have filed a proposal for new rates to become effective December 1, 2004. The AEP East companies received approximately $157 million of T&O rate revenues for the twelve months ended December 31, 2003. At this time, management is unable to predict whether the rate design approved by the FERC will fully compensate the AEP East companies for their lost T&O revenues and whether any resultant increase in rates applicable to AEP's internal load will be recoverable on a timely basis from state retail customers. Unless new replacement rates compensate AEP for its lost revenues and any increase in AEP East Companies' transmission expenses from these new rates are fully recovered in retail rates on a timely basis, future results of operations, cash flows and financial condition will be adversely affected.

             Risks Related to Power Trading and Wholesale Businesses

Our revenues and results of operations are subject to market risks that are beyond our control.

      We sell power from our generation facilities into the spot market or other competitive power markets or on a contractual basis. We also enter into contracts to purchase and sell electricity as part of our power marketing and trading operations. With respect to such transactions, we are not guaranteed any rate of return on our capital investments through mandated rates, and our revenues and results of operations are likely to depend, in large part, upon prevailing market prices for power in our regional markets and other competitive markets. These market prices may fluctuate substantially over relatively short periods of time. It is reasonable to expect that trading margins may erode as markets mature and that there may be diminished opportunities for gain should volatility decline. In addition, the Federal Energy Regulatory Commission ("FERC"), which has jurisdiction over wholesale power rates, as well as independent system operators that oversee some of these markets, may impose price limitations, bidding rules and other mechanisms to address some of the volatility in these markets. Fuel prices may also be volatile, and the price we can obtain for power sales may not change at the same rate as changes in fuel costs. These factors could reduce our margins and therefore diminish our revenues and results of operations.

      Volatility in market prices for fuel and power may result from:

o     weather conditions;
o     seasonality;
o     power usage;
o     illiquid markets;
o     transmission or transportation constraints or inefficiencies;
o     availability of competitively priced alternative energy sources;
o     demand for energy commodities;
o natural gas, crude oil and refined products, and coal production levels;
o     natural disasters, wars, embargoes and other catastrophic events; and
o federal, state and foreign energy and environmental regulation and legislation.

Our power trading (including fuel procurement and power marketing) and risk management policies cannot eliminate the risk associated with these activities.

      Our power trading (including fuel procurement and power marketing) activities expose us to risks of commodity price movements. We attempt to manage our exposure through enforcement of established risk limits and risk management procedures. These risk limits and risk management procedures may not always be followed or may not work as planned and cannot eliminate the risks associated with these activities. As a result, we cannot predict the impact that our power trading and risk management decisions may have on our business, operating results or financial position.

      We routinely have open trading positions in the market, within established guidelines, resulting from the management of our trading portfolio. To the extent open trading positions exist, fluctuating commodity prices can improve or diminish our financial results and financial position.

      Our power trading and risk management activities, including our power sales agreements with counterparties, rely on projections that depend heavily on judgments and assumptions by management of factors such as the future market prices and demand for power and other energy-related commodities. These factors become more difficult to predict and the calculations become less reliable the further into the future these estimates are made. Even when our policies and procedures are followed and decisions are made based on these estimates, results of operations may be diminished if the judgments and assumptions underlying those calculations prove to be wrong or inaccurate. Our policies and procedures do not typically require us to hedge the new trading positions that we enter into daily.

Our financial performance may be adversely affected if we or our affiliates are unable to successfully operate our pooled electric generating facilities.

      Our performance depends on the successful operation of our electric generating facilities. Operating electric generating facilities involves many risks, including:

o     operator error and breakdown or failure of equipment or processes;
o operating limitations that may be imposed by environmental or other regulatory requirements;
o     labor disputes;
o     fuel supply interruptions; and
o catastrophic events such as fires, earthquakes, explosions, floods or other similar occurrences.

      A decrease or elimination of revenues from power produced by our electric generating facilities or an increase in the cost of operating the facilities would adversely affect our results of operations.

Parties with whom we have contracts may fail to perform their obligations, which could harm our results of operations.

      We are exposed to the risk that counterparties that owe us money or power will breach their obligations. Should the counterparties to these arrangements fail to perform, we may be forced to enter into alternative hedging arrangements or honor underlying commitments at then-current market prices that may exceed our contractual prices, which would cause our financial results to be diminished and we might incur losses. Although our estimates take into account the expected probability of default by a counterparty, our actual exposure to a default by a counterparty may be greater than the estimates.

We rely on electric transmission facilities that we do not own or control. If these facilities do not provide us with adequate transmission capacity, we may not be able to deliver our wholesale electric power to the purchasers of our power.

      We depend on transmission facilities owned and operated by other unaffiliated power companies to deliver the power we sell at wholesale. This dependence exposes us to a variety of risks. If transmission is disrupted, or transmission capacity is inadequate, we may not be able to sell and deliver our wholesale power. If a region's power transmission infrastructure is inadequate, our recovery of wholesale costs and profits may be limited. If restrictive transmission price regulation is imposed, the transmission companies may not have sufficient incentive to invest in expansion of transmission infrastructure.

      The FERC has issued electric transmission initiatives that require electric transmission services to be offered unbundled from commodity sales. Although these initiatives are designed to encourage wholesale market transactions for electricity, access to transmission systems may in fact not be available if transmission capacity is insufficient because of physical constraints or because it is contractually unavailable. We also cannot predict whether transmission facilities will be expanded in specific markets to accommodate competitive access to those markets.

We are unable to predict the outcome of Enron litigation.

      In December 2003, Enron filed a complaint in a bankruptcy court against our affiliated service corporation seeking approximately $93 million plus interest in connection with a transaction for the sale and purchase of physical power among Enron, certain AEP affiliates, including us, and Allegheny Energy Supply, LLC during November 2001. Enron's claim seeks to unwind the effects of the transaction. We believe we have several defenses to the claims in the action being brought by Enron. The parties are currently in non-binding, court-sponsored mediation. Management is unable to predict the outcome of this lawsuit, our allocation of any amounts payable or its impact on results of operations, cash flows or financial condition.

We do not fully hedge against price changes in commodities.

      We routinely enter into contracts to purchase and sell electricity as part of our power marketing and trading operations and to procure fuel. In connection with these trading activities, we routinely enter into financial contracts, including futures and options, over-the-counter options, swaps and other derivative contracts. These activities expose us to risks from price movements. If the values of the financial contracts change in a manner we do not anticipate, it could harm our financial position or reduce the financial contribution of our trading operations.

      We manage our exposure by establishing risk limits and entering into contracts to offset some of our positions (i.e., to hedge our exposure to demand, market effects of weather and other changes in commodity prices). However, we do not always hedge the entire exposure of our operations from commodity price volatility. To the extent we do not hedge against commodity price volatility, our results of operations and financial position may be improved or diminished based upon our success in the market.

Diminished liquidity in the wholesale power markets could negatively impact our earnings.

      The Enron bankruptcy and enhanced regulatory scrutiny have contributed to more rigorous credit rating review of wholesale power market participants. Credit downgrades and financial difficulties of certain other market participants have significantly reduced such participants' participation in the wholesale power markets. Likewise, numerous market participants have announced material scaling back of or exit from the wholesale power market business. These events have caused a decrease in the number of significant participants in the wholesale power markets, at least temporarily, which has resulted and could continue to result in a decrease in the volume and liquidity in the wholesale power markets. Such decreases have had a negative impact on our results of operations, cash flows and financial condition. Reduced liquidity in these markets makes risk management of the assets more difficult and could also hamper our efforts to exit the transactions not related to risk management of our assets that we entered into before reducing the scale of our power trading and marketing operations. We are unable to predict the impact of such developments on our power marketing and trading business.

Potential for disruption exists if the delay of a FERC market power mitigation order is lifted.

      A FERC order issued in November 2001 on AEP's triennial market-based wholesale power rate authorization update required certain mitigation actions that AEP would need to take for sales/purchases within its control area and required AEP to post information on its website regarding its power system's status. As a result of a request for rehearing filed by AEP and other market participants, FERC issued an order delaying the effective date of the mitigation plan until after a planned technical conference on market power determination. In December 2003, the FERC issued a staff paper discussing alternatives and held a technical conference in January 2004.

      In April 2004, the FERC issued two orders concerning utilities' ability to sell wholesale electricity at market-based rates. In the first order, the FERC adopted two new interim screens for assessing potential generation market power of applicants for wholesale market-based rates, and described additional analyses and mitigation measures that could be presented if an applicant does not pass one of these interim screens. These two screening tests include a "pivotal supplier" test which determines if the market load can be fully served by alternative suppliers and a "market share" test which compares the amount of surplus generation at the time of the applicant's minimum load. In July 2004, the FERC issued an order on rehearing affirming its conclusions in the April order and directing AEP and two unaffiliated utilities to file generation market power analyses within 30 days. In the second order, the FERC initiated a rulemaking to consider whether the FERC's current methodology for determining whether a public utility should be allowed to sell wholesale electricity at market-based rates should be modified in any way.

     On August 9, 2004, AEP submitted its Market Power Analysis pursuant to the FERC's Orders on Rehearing. The analysis focused on the three major areas in which AEP serves load and owns generation resources, the East Central Area Reliability Council, the Southwest Power Pool ("SPP") and The Electric Reliability Council of Texas ("ERCOT"), and the "first tier" control areas for each of those areas.

      The pivotal supplier and market share screen analyses that AEP filed demonstrated that AEP does not possess market power in any of the control areas to which it is directly connected (first-tier markets). AEP passed both screening tests in all of its "first tier" markets. In its three "home" control areas, AEP passed the pivotal supplier test. AEP, as part of PJM, also passes the market share screen for the PJM destination market. AEP also passed the market share screen for ERCOT. AEP did not pass the market share screen as designed by the FERC for the SPP control area. Consequently, AEP also submitted substantial additional information, including historical purchase and sales data that demonstrates that AEP does not possess market power in any of the "home" destination markets. AEP requested that its existing market-based pricing authorization in all markets be continued based on this analysis. AEP also requested that the FERC rule without instituting a proceeding and without setting a refund date. This case is pending. Management is unable to predict the timing of any further action by the FERC or its affect on future results of our operations and cash flows.

                 Risks Related to Market or Economic Volatility

We are subject to risks associated with a changing economic environment.

      In response to the occurrence of several recent events, including the September 11, 2001 terrorist attack on the United States, the ongoing war against terrorism by the United States, and the bankruptcy of Enron, the financial markets have been disrupted in general, and the availability and cost of capital for our business and that of our competitors has been at least temporarily harmed. In addition, following the bankruptcy of Enron, the credit ratings agencies initiated a thorough review of the capital structure and earnings power of energy companies, including us. These events could constrain the capital available to our industry and could limit our access to funding for our operations. Our business is capital intensive, and we are dependent upon our ability to access capital at rates and on terms we determine to be attractive. If our ability to access capital becomes significantly constrained, our interest costs will likely increase and our financial condition could be harmed and future results of operations could be adversely affected.

      The insurance industry has also been disrupted by these events. As a result, the availability of insurance covering risks we and our competitors typically insure against had decreased. In addition, the insurance we are able to obtain has higher deductibles, higher premiums and more restrictive policy terms.

A downgrade in our credit rating or that of AEP could negatively affect our ability to access capital and/or to operate our power trading businesses.

      Standard & Poor's and Moody's rate our senior, unsecured debt at BBB and Baa2, respectively. If Moody's or Standard & Poor's were to downgrade our long-term rating, particularly below investment grade, our borrowing costs would increase, which would diminish our financial results. In addition, we would likely be required to pay a higher interest rate in future financings, and our potential pool of investors and funding sources could decrease.

      On February 10, 2003, Moody's downgraded AEP's short-term debt rating to P-3 (with stable outlook) from P-2. On August 2, 2004, Moody's changed their outlook on AEP's short-term debt rating to positive. On March 7, 2003, Standard & Poor's affirmed AEP's short-term rating of A-2 with stable outlook. As a result of the Moody's downgrade, AEP's access to the commercial paper market may be limited and our short-term debt borrowing costs may increase because we conduct our short-term borrowing through AEP and on the same terms available to AEP.

      Our power trading business relies on the investment grade ratings of our senior, unsecured debt. Most of our counterparties require the creditworthiness of an investment grade entity to stand behind transactions. If our rating were to decline below investment grade, our ability to profitably operate our power trading business would be diminished because we would likely have to deposit cash or cash-related instruments which would reduce our profits.

The underfunding of our affiliate retirement plans may require additional significant contributions.

      We, along with other AEP affiliates, participate in defined benefit pension plans ("Pension Plans") for our respective employees. In addition, we, along with other AEP affiliates, participate in health care and life insurance benefit plans for retired employees.

      The recent decreases in applicable interest rates have increased the plans' liability. The Pension Plans' liabilities based on service and pay to date ("Accumulated Benefit Obligation") exceeded the value of the assets at December 31, 2003. As of December 31, 2003, the fair value of the AEP Pension Plans assets was $3.18 billion while the Accumulated Benefit Obligation was estimated at $3.63 billion, an underfunding of approximately $450 million. Because of the underfunded status of the Pension Plan, $65 million was contributed to the Pension Plan in 2003. As of August 27, 2004 and based on actuarial assumptions, AEP's cash contributions to the Pension Plan are expected to be approximately $41 million, $79 million, and $334 million in 2004, 2005 and 2006, respectively. Our portion of the contributions made to the pension trust account was $8.7 million in 2003, and may be material in 2004, 2005 and 2006, respectively.

      AEP also made contributions of $183 million to postretirement health care and life insurance benefits trust funds in 2003, and as of August 27, 2004 expects to contribute approximately $132 million, $141 million and $133 million in 2004, 2005 and 2006, respectively. Our portion of the contribution was $20.5 million in 2003, and may be material in 2004, 2005 and 2006, respectively.

      We cannot predict the future performance of the investment markets. A downturn in the investment markets could have a material negative impact on the net asset value of the plans' trust accounts and increase the underfunding of the Pension Plan, net of benefit obligations. This may necessitate significant cash contributions to the Pension Plan. Changes in interest rates may also materially affect the pension and postretirement health care and life insurance benefit liabilities and the cash contributions needed to fund those liabilities. Changes in the laws and regulations governing the plans may increase or decrease the required contributions.

Our operating results may fluctuate on a seasonal and quarterly basis.

      Electric power generation is generally a seasonal business. In many parts of the country, demand for power peaks during the hot summer months, with market prices also peaking at that time. In other areas, power demand peaks during the winter. As a result, our overall operating results in the future may fluctuate substantially on a seasonal basis. The pattern of this fluctuation may change depending on the terms of power sale contracts that we enter into. In addition, we have historically sold less power, and consequently earned less income, when weather conditions are milder. We expect that unusually mild weather in the future could diminish our results of operations and harm our financial condition.

Changes in technology may significantly affect our business by making our power plants less competitive.

      A key element of our business model is that generating power at central power plants achieves economies of scale and produces power at relatively low cost. There are other technologies that produce power, most notably fuel cells, microturbines, windmills and photovoltaic (solar) cells. It is possible that advances in technology will reduce the cost of alternative methods of producing power to a level that is competitive with that of most central power station electric production. If this were to happen and if these technologies achieved economies of scale, our market share could be eroded, and the value of our power plants could be reduced. Changes in technology could also alter the channels through which retail electric customers buy power, thereby harming our financial results.

Changes in commodity prices may increase our cost of producing power or decrease the amount we receive from selling power, harming our financial performance.

      We are heavily exposed to changes in the price and availability of coal because most of our generating capacity is coal-fired. We have contracts of varying durations for the supply of coal for most of our existing generation capacity, but as these contracts end, we may not be able to purchase coal on terms as favorable as the current contracts.

      Changes in the cost of coal and changes in the relationship between such cost and the market price of power will affect our financial results. Since the price we obtain for power may not change at the same rate as the change in coal costs, we may be unable to pass on the changes in costs to our customers.

      In addition, actual power prices and fuel costs will differ from those assumed in financial projections used to initially value our trading and marketing transactions, and those differences may be material. As a result, our financial results may be diminished in the future as those transactions are marked to market.

At times, demand for power could exceed our supply capacity.

      We are currently obligated to supply power to our customers. At peak times, the demand for power required to meet this obligation will exceed our available generation capacity. In the past, we have had little need to purchase power in the market for our retail customers. In the future, we may be required to buy more power on the market. We may not always have the ability to pass these market purchase costs to our customers.

We are exposed to nuclear generation risk.

      We have interests in two nuclear generating units. We are, therefore, also subject to the risks of nuclear generation, which include the following:

o the potential harmful effects on the environment and human health resulting from the operation of nuclear facilities and the storage, handling and disposal of radioactive materials;
o limitations on the amounts and types of insurance commercially available to cover losses that might arise in connection with our nuclear operations or those of others in the United States;
o uncertainties with respect to contingencies and assessment amounts if insurance coverage is inadequate; and
o uncertainties with respect to the technological and financial aspects of decommissioning nuclear plants at the end of their licensed lives.

      The Nuclear Regulatory Commission ("NRC") has broad authority under federal law to impose licensing and safety-related requirements for the operation of nuclear generation facilities. In the event of non-compliance, the NRC has the authority to impose fines or shut down a unit, or both, depending upon its assessment of the severity of the situation, until compliance is achieved. Revised safety requirements promulgated by the NRC could necessitate substantial capital expenditures at nuclear plants such as ours. In addition, although we have no reason to anticipate a serious nuclear incident at our plants, if an incident did occur, it could harm our results of operations or financial condition. A major incident at a nuclear facility anywhere in the world could cause the NRC to limit or prohibit the operation or licensing of any domestic nuclear unit.

The costs of storing spent nuclear fuel may not be recovered on a timely basis in regulated rates.

      As a result of the Department of Energy's ("DOE") failure to make sufficient progress toward a permanent repository or otherwise assume responsibility for spent nuclear fuel ("SNF"), AEP on behalf of I&M and an affiliate, along with a number of unaffiliated utilities and states, filed suit in the D.C. Circuit Court requesting, among other things, that the D.C. Circuit Court order DOE to meet its obligations under the law. The D.C. Circuit Court ordered the parties to proceed with contractual remedies but declined to order DOE to begin accepting SNF for disposal. DOE estimates its planned site for the nuclear waste will not be ready until at least 2010. In 1998, AEP and I&M filed a complaint in the U.S. Court of Federal Claims seeking damages in excess of $150 million due to the DOE's partial material breach of its unconditional contractual deadline to begin disposing of SNF generated by the Cook Plant. Similar lawsuits were filed by other utilities. In August 2000, in an appeal of related cases involving other unaffiliated utilities, the U.S. Court of Appeals for the Federal Circuit held that the delays clause of the standard contract between utilities and the DOE did not apply to DOE's complete failure to perform its contract obligations, and that the utilities' suits against DOE may continue in court. On January 17, 2003, the U.S. Court of Federal Claims ruled in favor of I&M on the issue of liability. The case continued on the issue of damages owed to I&M by the DOE. In May 2004, the U.S. Court of Federal Claims ruled against I&M and denied damages. In July 2004, I&M appealed this ruling to the U.S. Court of Appeals for the Federal Circuit. As long as the delay in the availability of a government approved storage repository for SNF continues, the cost of both temporary and permanent storage of SNF and the cost of decommissioning will continue to increase. If such cost increases are not recovered on a timely basis in regulated rates, future results of operations and cash flows could be adversely affected.

                    Risks Related to Environmental Regulation

Our costs of compliance with environmental laws are significant, and the cost of compliance with future environmental laws could harm our cash flow and profitability.

      Our operations are subject to extensive federal, state and local environmental statutes, rules and regulations relating to air quality, water quality, waste management, natural resources and health and safety. Compliance with these legal requirements requires us to commit significant capital toward environmental monitoring, installation of pollution control equipment, emission fees and permits at all of our facilities. These expenditures have been significant in the past and we expect that they will increase in the future. Costs of compliance with environmental regulations could harm our industry, our business and our results of operations and financial position, especially if emission and/or discharge limits are tightened, more extensive permitting requirements are imposed, additional substances become regulated and the number and types of assets we operate increase. Additionally, in July 2004 attorneys general of eight states and others sued AEP and other utilities alleging that carbon dioxide emissions from power generating facilities constitute a public nuisance under federal common law. The suits seek injunctive relief in the form of specific emission reduction commitments from the defendants. While we believe the claims are without merit, the costs associated with reducing carbon dioxide emissions could harm our business and our results of operations and financial position.

Governmental authorities may assess penalties on us for failure to comply with environmental laws and regulations.

      If we fail to comply with environmental laws and regulations, even if caused by factors beyond our control, that failure may result in the assessment of civil or criminal penalties and fines against us. Recent lawsuits by the EPA and various states filed against us highlight the environmental risks faced by generating facilities, in general, and coal-fired generating facilities, in particular.

      Since 1999, we and some of our affiliates have been involved in litigation regarding generating plant emissions under the Clean Air Act. Federal EPA and a number of states alleged that we and eleven unaffiliated utilities modified certain units at coal-fired generating plants in violation of the Clean Air Act. Federal EPA filed complaints against us and some of our affiliated public utility subsidiaries in U.S. District Court for the Southern District of Ohio. A separate lawsuit initiated by certain special interest groups was consolidated with the federal EPA case. The alleged modification of the generating units occurred over a 20-year period.

      If these actions are resolved against us, substantial modifications of our existing coal-fired power plants would be required. In addition, we could be required to invest significantly in additional emission control equipment, accelerate the timing of capital expenditures, pay penalties and/or halt operations. Moreover, our results of operations could be reduced and our financial position could suffer due to the timing of recovery of these investments and the expense of ongoing litigation.

We are unlikely to be able to pass on the cost of environmental compliance to our customers.

      Most of our contracts with wholesale customers do not permit us to recover additional capital and other costs incurred by us to comply with new environmental regulations. As a result of rate freezes in effect in Michigan (expiring January 1, 2005) and Indiana (expiring December 31, 2007) (subject to implementation of AEP's corporate separation settlement agreement), we generally cannot recover through rates additional capital and other costs incurred by us to comply with new environmental regulations with respect to our generation subject to those jurisdictions.

                       WHERE YOU CAN FIND MORE INFORMATION

      This prospectus is part of a registration statement we filed with the SEC. We also file annual, quarterly and special reports and other information with the SEC. You may read and copy any document we file at the SEC's Public Reference Room at 450 Fifth Street, N. W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. You may also examine our SEC filings through the SEC's web site at http://www.sec.gov.

      The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we sell all the notes.

o Annual Report on Form 10-K for the year ended December 31, 2003; and
o Quarterly Reports on Form 10-Q for the periods ended March 31, 2004, June 30, 2004 and September 30, 2004

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

      Financial Reporting
      American Electric Power Service Corporation
      1 Riverside Plaza
      Columbus, Ohio 43215
      614-716-1000

      You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these notes in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.

                       RATIO OF EARNINGS TO FIXED CHARGES

      The Ratio of Earnings to Fixed Charges for each of the periods indicated is as follows:

      Twelve Months Period Ended               Ratio

      December 31, 1999                        1.27
      December 31, 2000                        0.34
      December 31, 2001                        1.79
      December 31, 2002                        1.70
      December 31, 2003                        1.83
      September 30, 2004                       2.51

      For the year ended December 31, 2000, the earnings to cover fixed charges were deficient by $127,319,000.

      For current information on the Ratio of Earnings to Fixed Charges, please see our most recent Form 10-K and 10-Q. See Where You Can Find More Information on page 14.

                                 USE OF PROCEEDS

      Unless otherwise stated in a prospectus supplement, the net proceeds from the sale of the notes will be used for general corporate purposes relating to our utility business. These purposes include redeeming or repurchasing outstanding debt (including the repayment of advances from affiliates) or preferred stock and replenishing working capital. If we do not use the net proceeds immediately, we temporarily invest them in short-term, interest-bearing obligations. We estimate that our construction costs in 2004 will approximate $171,750,000.

                            DESCRIPTION OF THE NOTES

General

      We will issue the notes under an Indenture dated October 1, 1998 (as previously supplemented and amended) between us and the Trustee, The Bank of New York. This prospectus briefly outlines some provisions of the Indenture. If you would like more information on these provisions, you should review the Indenture and any supplemental indentures or company orders that we have filed or will file with the SEC. See Where You Can Find More Information on how to locate these documents. You may also review these documents at the Trustee's offices at 101 Barclay Street, New York, New York.

      The Indenture does not limit the amount of notes that may be issued. The Indenture permits us to issue notes in one or more series or tranches upon the approval of our board of directors and as described in one or more company orders or supplemental indentures. Each series of notes may differ as to their terms. The Indenture also gives us the ability to reopen a previous issue of a series of notes and issue additional notes of such series.

      The notes are unsecured and will rank equally with all our unsecured unsubordinated debt. Substantially all of our fixed properties and franchises are subject to the lien of our first mortgage bonds issued under and secured by an Indenture of Mortgage and Deed of Trust, dated as of June 1, 1939, as previously supplemented and amended, between us and The Bank of New York, formerly Irving Trust Company, as trustee. For current information on our debt outstanding see our most recent Form 10-K and 10-Q. See Where You Can Find More Information.

      The notes will be denominated in U.S. dollars and we will pay principal and interest in U.S. dollars. Unless an applicable pricing or prospectus supplement states otherwise, the notes will not be subject to any conversion, amortization, or sinking fund. We expect that the notes will be "book-entry," represented by a permanent global note registered in the name of The Depository Trust Company, or its nominee. We reserve the right, however, to issue note certificates registered in the name of the noteholders.

      In the discussion that follows, whenever we talk about paying principal on the notes, we mean at maturity or redemption. Also, in discussing the time for notices and how the different interest rates are calculated, all times are New York City time and all references to New York mean the City of New York, unless otherwise noted.

      The following terms may apply to each note as specified in the applicable pricing or prospectus supplement and the note.

Redemptions

      If we issue redeemable notes, we may redeem such notes at our option unless an applicable pricing or prospectus supplement states otherwise. The pricing or prospectus supplement will state the terms of redemption. We may redeem notes in whole or in part by delivering written notice to the noteholders no more than 60, and not less than 30, days prior to redemption. If we do not redeem all the notes of a series at one time, the Trustee selects the notes to be redeemed in a manner it determines to be fair.

Remarketed Notes

      If we issue notes with remarketing features, an applicable pricing or prospectus supplement will describe the terms for the notes including: interest rate, remarketing provisions, our right to redeem notes, the holders' right to tender notes, and any other provisions.

Book-Entry Notes - Registration, Transfer, and Payment of Interest and Principal

      Unless otherwise stated in a prospectus supplement, the Depository Trust Company ("DTC"), New York, New York, will act as securities depository for the notes. The notes will be issued as fully-registered securities registered in the name of Cede & Co. (DTC's partnership nominee) or such other name as may be requested by an authorized representative of DTC. One fully-registered note certificate will be issued for each issue of the notes, each in the aggregate principal amount of such issue, and will be deposited with DTC.

      DTC, the world's largest depository, is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds and provides asset servicing for over 2 million issues of U.S. and non-U.S. equity issues, corporate and municipal debt issues, and money market instruments from over 85 countries that DTC's participants ("Direct Participants") deposit with DTC. DTC also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between Direct Participants' accounts. This eliminates the need for physical movement of securities certificates. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation ("DTCC"). DTCC , in turn, is owned by a number of Direct Participants of DTC and Members of the National Securities Clearing Corporation, Government Securities Clearing Corporation, MBS Clearing Corporation, and Emerging Markets Clearing Corporation, (NSCC, GSCC, MBSCC and EMCC, also subsidiaries of DTCC), as well as by the New York Stock Exchange, Inc., the American Stock Exchange LLC and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). DTC has Standard & Poor's highest rating: AAA. The DTC Rules applicable to its Participants are on file with the Securities and Exchange Commission. More information about DTC can be found at www.dtcc.com.

      Purchases of notes under the DTC system must be made by or through Direct Participants, which will receive a credit for the notes on DTC's records. The ownership interest of each actual purchaser of each note ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchase. Beneficial Owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the notes are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in notes, except in the event that use of the book-entry system for the notes is discontinued.

      To facilitate subsequent transfers, all notes deposited by Direct Participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of notes with DTC and their registration in the name of Cede & Co. or such other DTC nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the notes; DTC's records reflect only the identity of the Direct Participants to whose accounts such notes are credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

      Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Beneficial Owners of notes may wish to take certain steps to augment the transmission to them of notices of significant events with respect to the notes, such as redemptions, tenders, defaults and proposed amendments to the note documents. For example, Beneficial Owners of notes may wish to ascertain that the nominee holding the notes for their benefit has agreed to obtain and transmit notices to Beneficial Owners. In the alternative, Beneficial Owners may wish to provide their names and addresses to the registrar and request that copies of notices by provided directly to them.

      Redemption notices shall be sent to DTC. If less than all of the notes within an issue are being redeemed, DTC's practice is to determine by lot the amount of the interest of each Direct Participant in such issue to be redeemed.

      Neither DTC nor Cede & Co. (nor any other DTC nominee) will consent or vote with respect to notes unless authorized by a Direct Participant in accordance with DTC's Procedures. Under its usual procedures, DTC mails an Omnibus Proxy to us as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

      Principal and interest payments on the notes will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC's practice is to credit Direct Participants' accounts upon DTC's receipt of funds and corresponding detail information from us to our agent, on payable date in accordance with their respective holdings shown on DTC's records. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such Participant and not of DTC, our agent or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest payments to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is our or our agent's responsibility, disbursement of such payments to Direct Participants will be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners will be the responsibility of Direct and Indirect Participants.

      A Beneficial Owner shall give notice to elect to have its notes purchased or tendered, through its Participant, to the Tender/Remarketing Agent, and shall effect delivery of such notes by causing the Direct Participant to transfer the Participant's interest in the notes, on DTC's records, to the Tender/Remarketing Agent. The requirement for physical delivery of notes in connection with an optional tender or a mandatory purchase will be deemed satisfied when the ownership rights in the notes are transferred by Direct Participants on DTC's records and followed by a book-entry credit of tendered notes to the Tender/Remarketing Agent's DTC account.

      DTC may discontinue providing its services as depository with respect to the notes at any time by giving reasonable notice to our agent or us. Under such circumstances, in the event that a successor depository is not obtained, note certificates are required to be printed and delivered.

      We may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, note certificates will be printed and delivered.

      The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof.

Note Certificates-Registration, Transfer, and Payment of Interest and Principal

      If we issue note certificates, they will be registered in the name of the noteholder. The notes may be transferred or exchanged, pursuant to administrative procedures in the Indenture, without the payment of any service charge (other than any tax or other governmental charge) by contacting the paying agent. Payments on note certificates will be made by check.

Interest Rate

      The interest rate on the notes will either be fixed or floating. The interest paid will include interest accrued to, but excluding, the date of maturity or redemption. Interest is generally payable to the person in whose name the note is registered at the close of business on the record date before each interest payment date. Interest payable at maturity or redemption, however, will be payable to the person to whom principal is payable.

      If we issue a note after a record date but on or prior to the related interest payment date, we will pay the first interest payment on the interest payment date after the next record date. We will pay interest payments by check or wire transfer, at our option.

      Fixed Rate Notes

      A pricing or prospectus supplement will designate the record dates, payment dates and the fixed rate of interest payable on a note. We will pay interest monthly, quarterly or semi-annually, and upon maturity or redemption. Unless an applicable pricing or prospectus supplement states otherwise, if any payment date falls on a day that is not a business day, we will pay interest on the next business day and no additional interest will be paid. Interest payments will be the amount of interest accrued to, but excluding, each payment date. Interest will be computed using a 360-day year of twelve 30-day months.

      Floating Rate Notes

      Each floating rate note will have an interest rate formula. The applicable pricing supplement will state the initial interest rate or interest rate formula on each note effective until the first interest reset date. The applicable pricing or prospectus supplement will state the method and dates on which the interest rate will be determined, reset and paid.

Events of Default

      "Event of Default" means any of the following:

      - failure to pay for three business days the principal of (or premium, if any, on) any note of a series when due and payable;
      - failure to pay for 30 days any interest on any note of any series when due and payable;
      - failure to perform any other requirements in such notes, or in the Indenture in regard to such notes, for 90 days after notice;
      - certain events of bankruptcy or insolvency; or
      - any other event of default specified in a series of notes.

      An Event of Default for a particular series of notes does not necessarily mean that an Event of Default has occurred for any other series of notes issued under the Indenture. If an Event of Default occurs and continues, the Trustee or the holders of at least 33% of the principal amount of the notes of the series affected may require us to repay the entire principal of the notes of such series immediately ("Repayment Acceleration"). In most instances, the holders of at least a majority in aggregate principal amount of the notes of the affected series may rescind a previously triggered Repayment Acceleration. However, if we cause an Event of Default because we have failed to pay (unaccelerated) principal, premium, if any, or interest, Repayment Acceleration may be rescinded only if we have first cured our default by depositing with the Trustee enough money to pay all (unaccelerated) past due amounts and penalties, if any.

      The Trustee must within 90 days after a default occurs, notify the holders of the notes of the series of default unless such default has been cured or waived. We are required to file an annual certificate with the Trustee, signed by an officer, concerning any default by us under any provisions of the Indenture.

      Subject to the provisions of the Indenture relating to its duties in case of default, the Trustee shall be under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any holders unless such holders offer the Trustee reasonable indemnity. Subject to the provisions for indemnification, the holders of a majority in principal amount of the notes of any series may direct the time, method and place of conducting any proceedings for any remedy available to, or exercising any trust or power conferred on, the Trustee with respect to such notes.

Modification of Indenture

      Under the Indenture, our rights and obligations and the rights of the holders of any notes may be changed. Any change affecting the rights of the holders of any series of notes requires the consent of the holders of not less than a majority in aggregate principal amount of the outstanding notes of all series affected by the change, voting as one class. However, we cannot change the terms of payment of principal or interest, or a reduction in the percentage required for changes or a waiver of default, unless the holder consents. We may issue additional series of notes and take other action that does not affect the rights of holders of any series by executing supplemental indentures without the consent of any noteholders.

Consolidation, Merger or Sale

      We may merge or consolidate with any corporation or sell substantially all of our assets as an entirety as long as the successor or purchaser expressly assumes the payment of principal, and premium, if any, and interest on the notes.

Legal Defeasance

      We will be discharged from our obligations on the notes of any series at any time if:

      - we deposit with the Trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due to the stated maturity date or a redemption date of the note of the series, and
      - we deliver to the Trustee an opinion of counsel stating that the federal income tax obligations of noteholders of that series will not change as a result of our performing the action described above.

      If this happens, the noteholders of the series will not be entitled to the benefits of the Indenture except for registration of transfer and exchange of notes and replacement of lost, stolen or mutilated notes.

Covenant Defeasance

      We will be discharged from our obligations under any restrictive covenant applicable to the notes of a particular series if we perform both actions described above. See Legal Defeasance. If this happens, any later breach of that particular restrictive covenant will not result in Repayment Acceleration. If we cause an Event of Default apart from breaching that restrictive covenant, there may not be sufficient money or government obligations on deposit with the Trustee to pay all amounts due on the notes of that series. In that instance, we would remain liable for such amounts.

Governing Law

      The Indenture and notes of all series will be governed by the laws of the State of New York.

Concerning the Trustee

      We and our affiliates use or will use some of the banking services of the Trustee and other services of its affiliates in the normal course of business.

                              PLAN OF DISTRIBUTION

      We may sell the notes (a) through agents; (b) through underwriters or dealers; or (c) directly to one or more purchasers.

By Agents

      Notes may be sold on a continuing basis through agents designated by us. The agents will agree to use their reasonable efforts to solicit purchases for the period of their appointment.

      The Agents will not be obligated to make a market in the notes. We cannot predict the amount of trading or liquidity of the notes.

By Underwriters

      If underwriters are used in the sale, the underwriters will acquire the notes for their own account. The underwriters may resell the notes in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the notes will be subject to certain conditions. The underwriters will be obligated to purchase all the notes of the series offered if any of the notes are purchased. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

Direct Sales

      We may also sell notes directly. In this case, no underwriters or agents would be involved.

General Information

      Underwriters, dealers, and agents that participate in the distribution of the notes may be underwriters as defined in the Securities Act of 1933 (the "Act"), and any discounts or commissions received by them from us and any profit on the resale of the notes by them may be treated as underwriting discounts and commissions under the Act.

      We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Act.

      Underwriters, dealers and agents may engage in transactions with, or perform services for, us or our affiliates in the ordinary course of their businesses.

                                 LEGAL OPINIONS

      Our counsel, Simpson Thacher & Bartlett LLP, New York, NY, and one of our lawyers will each issue an opinion about the legality of the notes for us. Dewey Ballantine LLP, New York, NY will issue an opinion for the agents or underwriters. From time to time, Dewey Ballantine LLP acts as counsel to our affiliates for some matters.

                                     EXPERTS

      The consolidated financial statements of the Company and the related consolidated financial statement schedule incorporated by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 2003 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports (which reports express an unqualified opinion and include an explanatory paragraph concerning the adoption of new accounting pronouncements in 2003), which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing .